LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

February 6, 2008

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington D.C. 20549

Attn:	Linda Cvrkel, Branch Chief
Jeff Jaramillo
Jean Yu

	Re:	Rokwader, Inc. (“Registrant” or “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed on December 6, 2007.
File No. 333-147922

Gentlemen:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form SB-2 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s January 2, 2008 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes” and our responses below correspond to each comment number in the Comment Letter.

Executive Compensation
Employment Agreement, page 20

1.
In accordance with your comment, the Company has revised its disclosures regarding compensation to its officers and directors disclosing the issuance of shares as compensation under “Executive Compensation - Director Compensation”.

Certain Relationships and Related Transactions, page 22

2.	In response to your comment, we have expanded the section “Costs and Resources” at page 16 to disclose the issuance of the November 13, 2007 convertible note to Brooktide, LLC.

Audited Financial Statements

3.
The Company has revised its Audited Financial Statements to comply with your comment. The headers were corrected and financial statements were revised in order to present them without the condensed title.

Condensed Consolidated Statement of Cash Flows, page F-5

4.
The Company revised its Consolidated Statement of Cash Flows to comply with SFAS No. 95, paragraph 18, in regards to its subscription payable. In compliance with SFAS No. 95, the subscription payable was reclassified as a financing activity rather than an operating activity. Please see the revised Consolidated Statement of Cash Flows.

Notes to the Consolidated Financial Statements

5.
In compliance with SFAS No. 57, the Company has revised its Notes to the Consolidated Financial Statements in order to disclose the existence of the control arrangement between Mr. Farar and the Company. Please see revised Notes to the Consolidated Financial Statements, in particular, Note 3- Related Party Transactions.

Unaudited Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-11

6.
The Company has accounted for all common stock activity reflected in their Consolidated Statement of Stockholders’ Equity for the nine month period ended September 30, 2007 and accordingly has recalculated the weighted average number of shares. Please see the calculations attached to this response as Supplemental Information No. 1.

Condensed Consolidated Statement of Cash Flows, page F-13

7.
The Company has revised its Consolidated Statement of Cash Flows to comply with SFAS No. 95 regarding the deferred offering costs of $94,998. In compliance with SFAS No. 95, the deferred offering costs of $94,998 have been reclassified as an operating activity rather than a financing activity. Please see revised Consolidated Statement of Cash Flows.

Note 2 - Stockholders’ Equity, page F-16

8.	The following in submitted in response to your comment:

The Company’s Board of Directors considered all of the criteria set forth in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, paragraphs 179 to 182. The Board made a contemporaneous valuation of the shares issued in August, 2007. The factors considered are set forth in Paragraph 9 below. In addition, a retrospective valuation was performed by an unrelated valuation specialist. A copy of such valuation report is enclosed herewith as Supplemental Information.

•
The offering price of $.75 was set by the Board of Directors. As stated on page 7 of the Prospectus under “Risk Factors - The offering price has been arbitrarily determined and you run the risk of paying an amount in excess of what you may ultimately receive upon sale of our securities.” However, based on the slight increase in the Company’s business prospects in the three months after the issuance of shares in August, coupled with the fact that the $.75 shares will be “free trading” and not “restricted” as the August shares, the $.75 public offering price set by the Board of Directors is not deemed unreasonable. However, in view of the SEC’s concern relating to the 104,500 shares issued “to three company directors and one outside contractor” (the Issuees”) at this $.28 per share price, the Company and the Issuees have voluntarily agreed that the 104,500 shares will be subject to sales and transfer restrictions as follows: one-third of the shares issued to each Issuee shall be eligible for sale or transfer every six months from date of issuance. In this regard, we refer you to SFAS 123 (R) - Discounting for Unregistered Shares.

2

We have added disclosures in the MD&A on page 15 of the revised Prospectus relating to the 70,000 shares issued to Steve Dorff in the Latigo acquisition transaction and on page 16 relating to the 1,000,000 shares issued to Brooktide, LLC.

9.
In April, at the time of the Latigo transaction, an independent appraisal was obtained relating to the Latigo business being acquired which resulted in its $100,000 valuation. This was a contemporaneous independent valuation was performed by Palisades Capital Group, LLC, an unrelated valuation specialist and is provided with this letter. In addition, the continued employment by Mr. Dorff and his potential earn-out contributed to the valuation of $100,000. There had been no material transactions relating to the Company since it raised money from the public at $1.00 per share in November, 2005. In addition, this was a negotiated arms-length transaction. Therefore, the Board of Directors believed that maintaining the value of $1.00 per share for the Latigo transaction was reasonable and prudent and was accepted by Mr. Dorff.

By mid-August, 2007 the Company’s business plan was not advancing as expected and the Company was running critically low on operating capital. At this point the Company’s ability to continue operations was in question and a restructuring of debt was deemed imperative. In addition, the Board considered the then net worth of the Company, the prospects for business, the general economic conditions in the music industry and the subjective value related to development stage companies generally. Faced with these circumstances, the Board determined a reduced share price of $0.28/share was justified. In October, 2007, the Company obtained a retrospective independent valuation of the Company’s stock as of August 16, 2007 of $0.28 per share thus supporting the Board’s valuation. This independent valuation was performed by Palisades Capital Group, LLC, an unrelated valuation specialist and is provided with this letter.

In October 2007, when the public offering price was being considered, the Company had received additional loans from Mr. Farar which debt had been materially reduced through the conversion of debt owed to Mr. Farar. In addition, at the end of September 2007, Mr. Farar returned 544,286 shares which increased the percentage ownership of all other shareholders, which would also translate into increased earning per share upon the Company attaining profitability. Lastly, by late 2007, the Company was seeing increased interest in Latigo’s business and its music catalog.

The Company’s business and the conduct of business has been fluid from month to month and period to period. The Board of Directors in setting fair values on stock issuances, uses its best judgment to evaluate current and potential future events relating to the Company and its industry at that specific time. Consequently, in valuations over a nine month period, the valid reasons and factors set forth herein changed, thus supporting the Board of Directors’ different valuations of the Company’s common stock as reasonable. In addition, the Board commissioned two independent valuations to further substantiate the different valuations.

10.
In response to your comment, no gain or loss was recognized in connection with the extinguishment of the $282,823 loans/notes owed to Mr. Farar in exchange for 1,000,000 shares of the Company’s common stock.

11.
In response to your comment, please be advised that no consideration was given to Mr. Farar for the return of the 544,286 shares of common stock owned by him (the “Shares”). The Shares were cancelled and returned by Mr. Farar to the status of authorized but unissued shares. It was simply a contribution to the capital of the Company, so no accounting consequence would result, other than the reduction in the number of shares outstanding and ultimately a reduction in dilution to new investors.

3

Note 4 - Acquisition of Latigo Shore Music, Inc. page F-17

12.
The Company has disclosed in its Notes to the Consolidated Financial Statements the proper accounting of the earn-out provision in the Latigo acquisition agreement based on SFAS No. 141. In response to this comment, the Company has disclosed the terms of the earn-out provision and its planned treatment of the transaction. Please see the revised Notes to the Consolidated Financial Statements for the period ended September 30, 2007 at Note 4-Acquisition of Latigo Sore Music, Inc. Additionally, the MD&A was revised to describe the earn-out and indicate the future impact that this earn-out provision may have on the financial position and results of operation of the Company.

13.
In accordance with your comment we have attached the independent appraisal report as Supplemental Information which describes the methods and assumptions used in determining the fair value of the Latigo assets.

14.
The master compact disks reflect songs composed and performed by Steve Dorff. A review of Mr. Dorff’s past accomplishments, his standing in the music industry, and the popularity of his music, indicates a sound basis for estimating that the musical costs of $30,000 will be recovered from future sales and therefore it is reasonable to include the Master Compact Disks as an asset.

Other

15.	Rokwader will insure that the financial statements included in this registration statement upon effectiveness will be as required by Item 310(g) of Regulation S-B.

16.
An updated consent of the independent accounting firm will be included in each subsequent amendment to this registration statement. An updated Accountants’ Consent is included in this Pre-effective Amendment #1 as Exhibit 23.1(a).

Enclosed with this letter is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments. Thank you.

Very truly yours,
Law Offices of William B. Barnett

/s/ William B. Barnett

William B. Barnett

WBB: scc

4

SUPPLEMENTAL INFORMATION NO. 1

Rokwader, Inc. Weighted Average Shares Outstanding Three months ended

70,000	shares issued on 4-23-07
92	days outstanding
92	days in period

92 / 92 =	1.000

1.000 x 70,000 =	70,000

104,500	shares issued on 8-16-07
45	days outstanding
92	days in the period

45 / 92 =	0.489

.489 x 104,500 =	51,101

1,000,000	shares issued on 8-16-07
45	days outstanding
92	days in period

45 / 92 =	0.489

.0489 x 1,000,000 =	48,900

544,286	shares cancelled on 9-26-07
4	days outstanding
92	days in period

4 / 92 =	0.043

.043 x 544,286 =	23,404

Total weighted average shares outstanding for the three months ended September 30, 2007
1,250,000
70,000
51,101
48,900
(23,404)
1,396,597

SUPPLEMENTAL INFORMATION NO. 1

Rokwader, Inc. Weighted Average Shares Outstanding Nine months ended

70,000	shares issued on 4-23-07
160	days outstanding
273	days in period

160 / 273 =	0.586

.586 x 70,000 =	41,020

104,500	shares issued on 8-16-07
45	days outstanding
273	days in the period

45 / 273 =	0.165

.165 x 104,500 =	17,243

1,000,000	shares issued on 8-16-07
45	days outstanding
273	days in period

45 / 273 =	0.165

.0165 x 1,000,000 =	16,500

544,286	shares cancelled on 9-26-07
4	days outstanding
273	days in period

4 / 273 =	0.015

.015 x 544,286 =	8,164

Total weighted average shares outstanding for the nine months ended September 30, 2007
1,250,000
41,020
17,243
16,500
(8,164)
1,316,599

2

SUPPLEMENTAL INFORMATION NO. 1

Rokwader, Inc. Weighted Average Shares Outstanding From inception

70,000	shares issued on 4-23-07
160	days outstanding
927	days in period

160 / 927 =	0.173

.173 x 70,000 =	12,110

104,500	shares issued on 8-16-07
45	days outstanding
927	days in the period

45 / 927 =	0.049

.049 x 104,500 =	5,121

1,000,000	shares issued on 8-16-07
45	days outstanding
927	days in period

45 / 927 =	0.049

.049 x 1,000,000 =	49,000

544,286	shares cancelled on 9-26-07
4	days outstanding
927	days in period

4 / 927 =	0.004

.004 x 544,286 =	2,177

Total weighted average shares outstanding from inception to the period ended September 30, 2007
1,250,000
12,110
5,121
49,000
(2,177)
1,314,054

3

SUPPLEMENTAL INFORMATION NO. 2
Palisades Capital Group, LLC
Investment Banking Advisors

FAIR MARKET
VALUATION OPINION AND REPORT

ACQUISITION OF

LATIGO SHORE MUSIC, INC.
BY
ROKWADER, INC.

REPORT DATE: March 30, 2007

333 W. California Blvd., #110 Pasadena, CA 91105
Tel: 626 797-4618 Fax: 626 205-3569 Email: john@palicap.com

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

SUMMARY AND OPINION

The management of Rokwader, Inc. (“the Company”) has requested that Palisades Capital Group, LLC  (“Palisades”) issue a valuation opinion and report (the “Opinion”) as to the fair market value of its acquisition of Latigo Shore Music, Inc.(“Latigo” or “LSM”), located in Malibu, California. The Opinion will be presented under the guidelines provided by FASB Statements 141 and 142.

Palisades had no financial interest in the Latigo transaction, and it hereby confirms that it is independent with respect to Rokwader or Latigo Shore Music, its management and its shareholders. Palisades was not retained nor directed to provide an opinion with respect to a specific value or range of values predetermined by the Company.

Palisades has relied upon both oral and written information and other documentation provided by Rokwader and its management, as well as other information that Palisades deems appropriate under the circumstances, in preparing its valuation opinion and report.

The Opinion is divided into 4 sections:

Section I	Business Summary
Section II	Acquisition of Latigo Shore Music, Inc.
Section III	FASB Statements 141 and 142
Section IV	Latigo Shore Music, Inc. Tangible and Intangible Asset Valuation

OPINION

The purchase of Latigo Shore Music presents a situation where most of the acquired assets are intangible. It is the opinion of Palisades Capital Group that the fair market value of these assets is as follows:

❖ Cash - Tangible Assets	$7,700
❖ Artistic-Related Intangible Assets	$60,000
❖ Contract-Based Intangible Assets	$32,300

Total Fair Market Value of Acquired Assets	$100,000

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

SECTION I.

BUSINESS SUMMARY

Rokwader, Inc., a Delaware corporation, was organized on March 18, 2005, as a “blank check” company under Rule 419 of the Securities Act of 1933. The purpose of creating the Company was to create a corporate vehicle to acquire one or more interests in business opportunities to employ funding in their businesses or to seek the perceived advantages of a publicly-held corporation.

The Company entered into a Securities Exchange Agreement with Latigo Shore Music, Inc. on February 12, 2007. According to the terms of the exchange agreement, Rokwader has agreed to issue 70,000 shares of common stock plus $30,000, in exchange for all of Latigo’s issued and outstanding common stock. The Latigo stockholder will also be entitled to receive up to an additional 200,000 shares of common stock of Rokwader from the date of closing through December 31, 2008, through an earn-out provision in the exchange agreement. As a result of the transaction, Latigo will become a wholly-owned subsidiary of Rokwader. i

Latigo Shore Music is in the music industry business, whose purpose is to create viable entertainment assets in the music recording field. The initial major function of Latigo is to actively pursue and sign emerging musical talent, notably singers and songwriters. Steve Dorff, the President of Latigo, is a long-time composer and producer. Mr. Dorff is a three-time Grammy nominee and has often been on the nation's top music charts.

On January 25, 2007, LSM acquired from Ash Street Music a 50% ownership in a music catalog of original compositions written in whole or part by Andrew Dorff (son of Steve Dorff). The purchase price was $30,000. Latigo management has indicated that a significant number of the songs are master recordings and eligible for release, with the remainder demo recordings.iiAccording to LSM, Ash Street paid approximately $40,000 to recording studios, musicians, etc. for recording the 107 original songs.iii LSM also owns two master recordings of finished CD’s by Steve Dorff, entitled Pacific Sunrise and You Set My Dreams to Music.

Latigo has a two year employment agreement with Steve Dorff to serve as President of the company. Mr. Dorff’s compensation is performance based; will not be paid a salary but will receive 38% of income as determined by the LSM (Rokwader) independent accountants.iv LSM also has an agreement to produce and market Jon Estep, a young singer/songwriter, who has completed demo recordings that are being presented to record labels.v

LSM intends to act as a conduit through selling or leasing Master recordings of exclusively signed artists to record companies and distributors. In rare cases, should market conditions and emerging technologies warrant, Latigo would distribute music material for signed artists themselves, at their sole discretion. Should the artist also be a songwriter, Latigo will acquire a percentage of these copyright interests, provided the publishing interests are available.

Latigo’s business plan provides for LSM to produce three or four songs (known as a demo) for each of its artists, to be paid for by Latigo. The expected cost for this, per artist, is $15,000-$25,000.

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

SECTION II

ACQUISITION OF LATIGO SHORE MUSIC, INC.

The acquisition included the following tangible assets:

1.	Cash in Bank

The acquisition included the following intangible assets:

1.	Music copyright for acquired original song catalog
2.	Masters of two Steve Dorff CD’s
3.	Contract and master demo recordings of Jon Estep
4.	Employment agreement for services of Steve Dorff

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

SECTION III.

FASB STATEMENTS 141 AND 142

The Financial Accounting Standards Board (FASB), the principal governing board of the accounting profession, issued FASB 141 and 142 in 2001, which affect the accounting methods and procedures for acquisitions. FAS 141 eliminated pooling accounting for acquisitions. FAS 142 requires that a company carrying goodwill on its books and issuing certified financial statements must evaluate the assets acquired in a business combination at least annually. Both FASB 141 and 142 break new ground since they focus on the “fair market values” rather than book values of acquired assets, liabilities and goodwill.

“Under FASB 141, all acquisitions, even stock-for-stock mergers of equals, must now be accounted for by allocating the acquisition consideration to the assets acquired based upon the fair market value of those assets. If the consideration is stock or other property, it, too, must be valued before allocation to the acquired assets. Consideration value that cannot be allocated to acquired assets must be assigned to goodwill. FASB 141 rests on the assumption that all business combinations, including so-called mergers of equals, are really acquisitions because by contract or sheer differences in size one party is truly the acquirer and one is the acquired party.”vi

In June 2005, the FASB, “seeking to improve the transparency of financial reporting and provide investors with clearer pictures of the true cost of mergers and acquisitions”, issued an exposure draft detailing the new proposed rules for business combinations known as 141 (R).vii The proposed statement requires that the acquiring entity in a business combination account for the acquired company at its fair value at the acquisition date.

The Proposed Statement will also maintain the guidelines for identifying the intangible assets that are to be recognized as assets apart from goodwill, as provided in FASB 141. This statement when enacted sometime in 2007 will require that all acquisitions of businesses would be measured at the fair value of the businesses acquired rather than the cost-based provisions; therefore acquired assets and liabilities assumed would be recognized and measured at their fair value, rather than allocating the cost of the acquisition to those assets and liabilities.viii

FASB 142 provides guidance for determining whether tangible and intangible assets and goodwill have lost market value, or in the language of the FASB, have been “impaired,” subsequent to their purchase. Implementation of FASB 142 raises critical business valuation issues that center on measuring the fair market value of a reporting unit.ix

In measuring the value of the unit, “FASB 142 uses the term fair value and defines it as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is other than in a forced or liquidation sale. This value standard is equivalent to the fair market value standard which states that fair market value is the price a willing buyer will pay a willing seller when each is fully informed of the relevant facts and each is under no compulsion to transact.”x

FASB 142 further states, “Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual securities.”xi

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

An article titled “Accounting for Business Combinations: The FASB Acts”, written by Bond & Pecaro in July 2001, listed intangible assets that would meet the criteria for recognition apart from goodwill. The list in FASB 141 provides guidelines for assigning fair market values to individual assets.

Marketing-Related Intangible Assets

(1) Trademarks, tradenames
(2) Service marks, collective marks, certification marks
(3) Trade dress (unique color, shape or package design)
(4) Newspaper mastheads
(5) Non-competition agreements

Customer-Related Intangible Assets

(1) Customer lists
(2) Order or production backlog
(3) Customer contracts and the related customer relationships
(4) Non-contractual customer relationships

Artistic-Related Intangible Assets

(1) Plays, operas and ballets
(2) Books, magazines, newspapers and other literary works
(3) Musical works such as compositions, song lyrics, advertising jingles
(4) Pictures and photographs
(5) Video and audiovisual material, including motion pictures, music videos, and television programs

Contract-Based Intangible Assets

(1) Licensing, royalty, standstill agreements
(2) Advertising, construction, management, service or supply contracts
(3) Lease agreements
(4) Construction permits
(5) Franchise agreements
(6) Operating and broadcast rights
(7) Use rights such as landing, drilling, water, air, mineral, timber cutting, and so forth
(8) Servicing contracts such as mortgage servicing contracts
(9) Employment contracts

Technology-Based Intangible Assets

(1) Patented technology
(2) Mask works
(3) Internet domain names
(4) Unpatented technology
(5) Databases, including title plants.
(6) Trade secrets including secret formulas, processes, recipesxii

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

SECTION IV.

LATIGO SHORE MUSIC, INC.TANGIBLE AND INTANGIBLE ASSET VALUATION

The tangible and intangible assets acquired by ROKWADER in the Agreement of Purchase and Sale, along with the other Agreements, comprise the total assets acquired in conjunction with the acquisition of Latigo Shore Music, Inc.

Taking into account the character of the acquired intangible assets and the expected period of benefit, Palisades believes that a three (3) year schedule of amortization with respect to the acquired intangible assets is reasonable and appropriate under the circumstances.

Using the guidelines in FASB 141, the assets acquired are summarized as follows:

ASSET BREAKDOWN

Tangible Assets

1.	$7,700 cash

Intangible Assets

Artistic-Related Intangible Assets

1.	50% interest in a music catalog containing 107 original songs
2.	Two master recordings of finished CD’s by Steve Dorff

Contract-Based Intangible Assets

1.	Employment agreement with Steve Dorff
2.	Artist recording agreement with Jon Estep

ASSET VALUATION

Tangible Assets

Description: Cash - $7,700

❖	Palisades values this asset at $7,700

Intangible Assets

Artistic-Related Intangible Assets

Description: 50% interest in a music catalog containing 107 original songs

❖	Palisades believes the fair market value of these assets is $30,000

Explanation: Of the 107 songs, forty (40) are master recordings, which means they are releasable and could be released under the LSM label generating revenue. The balance are demonstration records. In addition, the actual replacement cost of recording these 107 songs is greater than $30,000.

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

Description: Two master recordings of finished CD’s by Steve Dorff

❖	Palisades believes the fair market value of these assets is $30,000

Explanation: Steve Dorff is a major composer and producer of nine number 1 film songs and 15 top ten hits. Because these are master recording CD’s, they are ready for distribution through LSM to recording labels or music distributors.

Contract-Based Intangible Assets

Description: Employee contract with Steve Dorff

❖	Palisades believes the fair market value of this employee contract is $29,800

Explanation: As indicated on the website IMDb, Steve Dorff is a major music producer, arranger, conductor, and composer. He is currently producing an album for Bill Medley. He has been the music producer for a number of television programs. His credits includes nine number 1 film songs and 15 Top 10 hits. He is a three-time Grammy nominee and a five-time Emmy nominee. His TV and cable movie credits include the Emmy nominated CBS mini-series "Elvis", the Hallmark Hall of Fame "Rose Hill", the animated Christmas classic "Annabelle's Wish", "Babe Ruth", "The Quick and The Dead", "Moonshine Highway" and "The Defiant Ones". Dorff’s many movie songs and scores have been featured in "Bronco Billy", "Blast From The Past", "Rocky IV", "Pure Country", "Tin Cup", "Michael", "Dudley Do-Right", "Dancer, Texas", "The Last Boy Scout", "Curly Sue" and "Honky Tonk Man.xiii

As President of LSM he is not taking a salary only a percentage of the net income; therefore he only benefits financially if LSM has sufficient revenues to produce net income.

Description: Artist agreement with Jon Estep

❖	Palisades believes the fair market value of this agreement is $2,500

Explanation: LSM had indicated that Mr. Estep was given an advance of $2,500 and his demo recordings are now being presented to various record labels.

OPINION

The purchase of Latigo Shore Music is a situation where most of the acquired assets are intangible. It is the opinion of Palisades Capital Group that the fair market value of these assets is as follows:

❖ Cash - Tangible Assets	$7,700
❖ Artistic-Related Intangible Assets	$60,000
❖ Contract-Based Intangible Assets	$32,300

Total Fair Market Value of Acquired Assets	$100,000

SUPPLEMENTAL INFORMATION NO. 2

ROKWADER, INC. - LATIGO SHORE MUSIC, INC. VALUATION OPINION

END NOTES

i.	Post-Effective amendment No. 1 to Form SB-2 Filed February 21, 2007 page 4
ii.	Memorandum of Understanding between Ash Street Music and Latigo Shore dated January 25, 2007
iii.	Internal LSM documents
iv.	Employee Agreement between Steve Dorff and LSM and Rokwader
v.	Artistic Agreement between LSM and Jon Estep dated February 13, 2007
vi.	Piper Rudnick Client Alert August 2002
vii.	CBIZ Valuation Group Vision Fall 2005 page 4
viii.	Financial Accounting Valuation Insights Summer 2005
ix.	A Primer on Calculating Goodwill Impairment: Valuation Issues Raised by Financial Account Statement 142 by Stanley Feldman April 2004 page 2
x.	Ibid page 3
xi.	Ibid page 7
xii.	Accounting for Business Combinations: The FASB Acts July 2001 by Bond & Pecaro
xiii.	Website IMDb http://www.imdb.com/name/nm0006045/

SUPPLEMENTAL INFORMATION NO. 3
Palisades Capital Group, LLC
Investment Banking Advisors

Oct 21, 2007

William B. Barnett
Law Offices of William B. Barnett
21550 Oxnard Street
Main Plaza - Suite 200
Woodland Hills, CA 91367

Dear Mr. Barnett:

In response to your letter of October 18, 2007, we have reviewed the various documents filed with the Securities & Exchange Commission, and interviewed Yale Farar President of Rokwader, Inc., with regard to the fair market value of the Company’s common stock on August 16, 2007.

It is the opinion of Palisades Capital Group that the fair market value of Rokwader is not greater than $0.28 per share. We base our opinion on the following:

SEC RULES & STUDIES, U.S. TREASURY DEPARTMENT REVENUE RULINGS

Rule 144 Holding Periods

On February 18, 1997, the SEC adopted changes to Rule 144 that shorten the holding periods before unregistered resales of Restricted Stock will be permitted. As set forth in a June 1997 article by Brobeck, Phleger & Harrison LLP, Rule 144(d) now allows limited re-sales by non-affiliated holders of restricted securities after a one-year holding period, compared to two years under the old rule. The SEC also shortened, under Rule 144(k), the holding period for unlimited re-sales by non-affiliate holders from three years to two years. Affiliates or insiders are still subject to insider trading regulations, the short swing profit rule, and appropriate company policies.i

As the article indicates, “Rule 144 sets forth conditions which, if satisfied, permit persons holding control and restricted securities to sell such securities publicly without registration and without being deemed underwriters. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to an unregistered public distribution. Under Rule 144, several provisions must be met with respect to sales of control securities at any time and sales of restricted securities held between one and two years.”ii Three important provisions of Rule 144 are:

1) Current Public Information - Rule 144 is available only if the issuer is current in its filings under the Securities and Exchange Act of 1934.

2) Manner of Sale - The sale of securities under Rule 144 may only be made through a non-solicited sale with a broker or directly with a market maker.

3) Limitations on Amount of Sales - The sales of the securities of the issuer made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

333 W. California Blvd., #110 Pasadena, CA 91105
Tel: 626 797-4618 Email: john@palicap.com

SUPPLEMENTAL INFORMATION NO. 3

Revenue Ruling 77-287

In an article that appeared in the January 11, 1997 edition of the Investment Dealers’ Digest Inc. the author J. Michael Julius stated, “Many recipients of restricted securities make the error of valuing them for negotiation and tax purposes at the market prices of the issuer's freely tradable securities when in fact the lack of marketability inherent in restricted securities relative to their registered counterparts may call for significant valuation discounts” (emphasis added).

As the article states, “U.S. Treasury Revenue Ruling 77-287 provides guidance regarding the valuation of unregistered shares issued by a company with outstanding publicly traded common stock. Revenue Ruling 77-287 is strongly influenced by the results of the SEC Institutional Investor Study of 1971 in which the pricing of restricted stocks sold in private placements was compared with the market prices of the registered shares of the same issuers.” According to the study, a majority of the discounts that were observed in the study exceeded 20% and some discounts exceeded 50% (emphasis added) of the market price of the corresponding registered share.iii

Revenue Ruling 77-287 is an outgrowth of Revenue Ruling 59-60, the purpose of which, outlines and reviews in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods of this Revenue Ruling also pertain to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

In an article about valuation of stock and bonds written by the Business Development Partners LLC, the author discussed both Revenue Ruling 77-287 and a 1971 SEC Institutional Investors study on restricted securities. As the article stated, “The purpose of this Revenue Ruling is to amplify Rev. Rul. 59-60, 1959-1 C.B. 237, as modified by Rev. Rul. 65-193, 1965-2 C.B. 370, and to provide information and guidance to taxpayers, Internal Revenue Service personnel, and others concerned with the valuation, for Federal tax purposes, of securities that cannot be immediately resold because they are restricted from resale pursuant to Federal securities laws.”

The article continues, “It frequently becomes necessary to establish the fair market value of stock that has not been registered for public trading when the issuing company has stock of the same class that is actively traded in one or more securities markets. The problem is to determine the difference in fair market value between the registered shares that are actively traded and the unregistered shares… it is sometimes encountered when unregistered shares are issued in exchange for assets or the stock of an acquired company.”iv

Securities industry practice in valuing restricted securities, Investment Company Valuation Practices, of the article, “The SEC ruled in its Investment Company Act Release No. 5847, dated October 21, 1969, that there can be no automatic formula by which an investment company can value the restricted securities in its portfolios. Rather, the SEC has determined that it is the responsibility of the board of directors… to determine the "fair value" of each issue of restricted securities in good faith.”v

The J. Michael Julius’ article indicates there are at least two methods for establishing an appropriate discount to the public stock price. The first method is to obtain pricing data on recent publicly disclosed private placement transactions, including the financial data of issuing companies. An appropriate discount must then be selected after considering any restrictions on transfer beyond those of Rule 144 or special rights granting elements of corporate control.

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An alternative or second method is to determine the cost of hedging the restricted securities over the expected period of the Rule 144 holding (or lockup) period. The key considerations are the presence of any registration features that would shorten the holding period.vi

1971 SEC Institutional Investors Study

At the request of Congress, the SEC undertook an analysis of the purchases, sales, and holding of securities by financial institutions, in order to determine the effect of institutional activity upon the securities market. The study report was published in eight volumes in March 1971. The fifth volume provides an analysis of restricted securities and deals with such items as the characteristics of the restricted securities purchasers and issuers, the size of transactions (dollars and shares), the marketability discounts on different trading markets, and the resale provisions.

The SEC study report provides some guidance for measuring the discount afforded to holders of restricted securities from the trading price of the unrestricted free trading securities. According to the study, “the discount from the market price provided the main incentive for a potential buyer to acquire restricted securities” (emphasis added).vii

The report described the following factors considered by those charged with measuring or determining the size of the discount afforded to holders of restricted securities:

1)
Earnings Base - Earnings played the major part in establishing the discount of restricted securities from the current market price. The study concluded that earnings patterns determined the degree of risk of an investment.

2)
Revenue Base - The dollar amount of revenue or sales had a major influence on the discount of restricted securities. The results of the study generally indicated that the companies with the lowest dollar amount of sales accounted for the highest discount rates.

3)
Trading Market - According to the study, discount rates were greatest for companies that were traded over-the-counter, followed by those listed on the American Stock Exchange, while the discount rates for those stocks listed on the New York Stock Exchange were the smallest.

4)
Resale Agreements - In judging the opportunity cost of freezing funds for a set period of time, the study concluded that purchasers of restricted securities analyze two separate risks. The first risk is that underlying value of the stock will change in a way that, absent the restrictive provisions, would have prompted a decision to sell. The second risk is that the contemplated means of legally disposing of the stock may not materialize. Certain provisions are often found in agreements between buyers and sellers that affect the size of discounts at which restricted stocks are sold.

Several such provisions follow, all of which, other than number (iii), would tend to reduce the size of the discount:

(i)	Piggyback registration rights and the length of time until the next registration statement filed by the issuer with the SEC;
(ii)	Demand registration rights at the sellers or company expense;
(iii)	Demand registration rights at the buyers’ expense;
(iv)
Provisions giving the buyer the right to receive continuous information from the seller, a right to select one or more directors of the issuer, an option to purchase additional shares of the issuer's stock, the right to have a greater voice in or control of the operations of the issuer.

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5)
Miscellaneous issues to consider include the overall quality of the issuer's financial performance, condition, and outlook (as risk factors decline and growth prospects improve, discounts tend to decline), dividend history and outlook, brokerage house analysts' buy/sell recommendations, and the volatility of the stock price.viii

Institutional buyers can and often do obtain many of these rights and options from the sellers of restricted securities, and naturally, the more rights the buyer can acquire, the lower the buyer's risk is going to be, thereby reducing the buyer's discount as well. Smaller buyers may not be able to negotiate the large discounts or the rights and options that those volume buyers are able to negotiate.ix

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The study concluded by stating “The SEC rejects all automatic or mechanical solutions to the valuations of restricted securities, and prefers, in the case of the valuation… to rely upon good faith valuation by the board of directors of each company. The study made by the SEC found that restricted securities generally are issued at a discount from the market value of freely traded securities (emphasis added)”.[x]

The Board of Directors determined that the price of Rokwader stock should be $.28 per share on August 16, 2007. At the same time, Yale Farar paid a de facto price of $.28 per share by agreeing to the issuance of 1,000,000 shares of stock in satisfaction of $280,000 owed to him by the Company. As indicated by the SEC Rules and studies quoted above, restricted stock and stock that is not freely traded should be valued at a discount from the market price. Although it is beyond the scope of this opinion to determine the appropriate discount, the maximum price of the stock as of August 16, 2007 is $.28 per share.

Respectfully yours,

By: /s/ John W. Barrett - President
By: /s/ Kathleen A. Barrett - Director of Research

i.	A Summary of Recent and Proposed Amendments to Rule 144 and 145 of the Securities Act of 1933 by Thomas W Kellerman and Tomas C. Tovar - Brobeck, Pheger & Harrison LLP June 1997.
ii.	Ibid.
iii.	Delayed Liquidity for seller receiving restricted shares By J. Michael Julius 1/11/97 Mergers & Acquisitions. Copyright 1997 Investment Dealers’ Digest Inc., page 2.
iv.	Business Development Partners LLC, Revenue Rulings 77-287 Electronically Published October 1, 1997, pages 2-3.
v.	Ibid., page 4.
vi.	J. Michael Julius, page 3.
vii.	Ibid., page 3
viii.	Business Development Partners, LLC, page 6.
ix.	Ibid., pages 4-8.
x.	Ibid.

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